SEC File No 33-18130







                    SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON, DC 20549-1004




                                 FORM 11-K


                               ANNUAL REPORT


                     Pursuant to Section 15(d) of the
                     Securities Exchange Act of 1934
                              [Fee Required]

                For the Fiscal Year Ended January 31, 1997


                         EMPLOYEES SAVINGS PLAN OF
                           MOBIL OIL CORPORATION

                          (Full title of the plan)



                             MOBIL CORPORATION
                   3225 Gallows Road, Fairfax, Virginia
                                22037-0001
                         Telephone:  (703) 846-3000


       (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                                 13-2850309

                      (IRS Employer Identification No.)

           EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                             FORM 11-K
                     FOR THE FISCAL YEARS ENDED
                     JANUARY 31, 1996 AND 1997



                         TABLE OF CONTENTS



                                                                  Page

Report of Ernst & Young LLP, Independent Auditors...............    1
Statements of Net Assets Available for Benefits.................    2
Statements of Changes in Net Assets Available for Benefits......    3
Notes to Plan Financial Statements..............................    4
Supplemental Information:
  Schedule of Assets Held for Investment Purposes...............   12
  Schedule of Reportable Transactions...........................   13
Signature.......................................................   14
Exhibit Index...................................................   15
Exhibit 23 - Consent of Ernst & Young LLP, Independent Auditors.   16


A schedule of party-in-interest transactions has not been presented because there were no such prohibited transactions.

                       REPORT OF INDEPENDENT AUDITORS





Board of Directors
MOBIL OIL CORPORATION

We have audited the accompanying statements of net assets available for benefits of the Employees Savings Plan of Mobil Oil Corporation (the Plan) as of January 31, 1996 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at January 31, 1996 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of January 31, 1997 and reportable transactions for the year ended January 31, 1997, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.








Fairfax, Virginia                                   Ernst & Young LLP
April 11, 1997

             EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
             STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                             At January 31,
                                                           1996        1997
                                                         (000's)     (000's)

Investments, at current value (Note 7)...............  $4,881,530  $5,327,768
Company contributions receivable.....................     171,884     164,049
Participant contributions receivable.................      12,396      13,891
Dividends and interest receivable....................      23,527      22,396
Cash.................................................       9,051      11,266
                                                       ----------  ----------

                                                        5,098,388   5,539,370

Less:
  Accrued interest payable (Note 4)..................      21,546      19,121
  Long-term debt (Note 4)............................     577,700     525,600
                                                       ----------  ----------

                                                          599,246     544,721

Net assets available for benefits at end of year.....  $4,499,142  $4,994,649
                                                       ==========  ==========




































                            See accompanying notes

            EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
       STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



                                                        Years Ended January 31,
                                                            1996        1997
                                                          (000's)     (000's)

Contributions:
  Savings Account
    Company (Note 4).................................  $   56,752  $   39,347
    Participant......................................      39,630      31,895
  401(k) Account
    Company..........................................      21,843      17,888
    Participant......................................      61,474      58,431
                                                       ----------  ----------

    Total contributions..............................     179,699     147,561
                                                       ----------  ----------

Investment income (Note 8):
  Dividend income
    Mobil Common Stock...............................      67,236      66,626
    Mobil ESOP Convertible Preferred Stock (Note 4)..      55,930      53,353
  Interest and other investment income...............     110,477     116,297
  Realized and unrealized gains and losses on
    investments......................................     829,016     691,543
                                                      -----------  ----------

    Investment income................................   1,062,659     927,819
                                                      -----------  ----------

Interest expense on long-term debt (Note 4)..........     (54,088)    (47,218)
Transfers in (Notes 1 and 5).........................      23,987      70,755
Distributions to participants and transfers
    out(Notes 1 and 5)...............................    (403,909)   (603,410)
                                                       ----------  ----------

    Net increase in net assets available for benefits     808,348     495,507

Net assets available for benefits:
    Beginning of year.................................  3,690,794   4,499,142
                                                       ----------  ----------

    End of year....................................... $4,499,142  $4,994,649
                                                       ==========  ==========





























                            See accompanying notes
                                     - 3 -

               EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                      NOTES TO PLAN FINANCIAL STATEMENTS
                           JANUARY 31, 1996 and 1997



Note 1.  Description of the Plan

Eligibility - Regular employees of Mobil Oil Corporation and its participating affiliates (Mobil) generally become eligible to participate in the Employees Savings Plan of Mobil Oil Corporation (the Plan) on the first of the month after completion of one year of service.

Concurrent with the sale to Tenneco of Mobil Chemical Company's Plastics Division in November 1995, the following provisions were made for its Plan participants: (i) all accounts became fully vested, (ii) participants were allowed under certain conditions to transfer their account balances directly to a Tenneco plan during a window period from April 1, 1995 through September 30, 1996, (iii) a lump sum distribution window was opened through December 31, 1997, and (iv) participants became eligible to initiate loans during the five year period ending November 17, 2000. During the Plan years ended January 31, 1996 and 1997, participants transferred from their accounts a total $9,325,816 and $2,177,733, respectively, to the Tenneco Plan.

On October 1, 1996, the Station Operators, Inc. Retirement Savings Plan of Mobil Oil Corporation (the SOI Plan) was merged into the Plan. Participants in the SOI Plan became participants in the Plan, except that they became ineligible to receive Mobil's contributions in the Plan's 401(k) Account. The merger resulted in the transfer of net assets totalling $5,188,040 to the Plan.

On November 1, 1996, Mobil's Pasadena Hourly Thrift Plan (the Pasadena Plan) was merged into the Plan. Participants in the Pasadena plan became participants in the Plan, except that they became ineligible to receive Mobil's contributions in the Plan's 401(k) Account, and became eligible to receive a 2% ESOP allocation in the Plan's Savings Account. The merger resulted in the transfer of net assets totalling $1,947,028 to the Plan.

Contributions - The Plan is composed of two parts:

 Savings Account - Employees can make after-tax contributions to the Savings Account of the Plan, subject to certain tax law limitations. The maximum permitted employee contribution to the Savings Account is 15% of base pay (plus certain make-up contributions). Mobil continues to contribute sufficient funds to provide an allocation of Mobil's Series B ESOP Convertible Preferred Stock (Mobil ESOP Convertible Preferred Stock) equal to 4% of employees' base pay (except for (i) Pasadena Hourly participants, whose allocation percentage is 2%, and
 (ii) Films division participants, whose allocation percentage has been increased from 4% to 5% for the year ended January 31, 1998), plus additional Mobil ESOP Convertible Preferred Stock in lieu of preferred cash dividends on such stock.

 401(k) Account - This includes employee pre-tax contributions and Mobil's pre-tax contributions of 2% of base pay (3% for pre-January 1, 1969 employees). SOI and Pasadena Hourly participants are ineligible to receive Mobil contributions. An employee can elect to receive a portion or all of Mobil's contribution in cash. The combined Mobil and employee contributions to this account cannot exceed 15% of the employee's eligible compensation. Federal regulations governing the 401(k) Account limit some employees to less than a 15% combined Mobil and employee 401(k) contribution.

               EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                      NOTES TO PLAN FINANCIAL STATEMENTS
                           JANUARY 31, 1996 AND 1997


Note 1.  Description of the Plan - continued

Vesting - Mobil's contributions to the Savings Account and related investment income become vested upon completion of five years of employment. Mobil's contributions to the 401(k) account and all employee contributions and related earnings are immediately vested. The terms of the Plan are more fully described in the Summary Plan Description, which is furnished to each participant.

Note 2.  Administration of Plan Assets

The Plan is administered by Mobil Oil Corporation acting through fiduciaries designated by its Board of Directors to serve at its discretion.

Merrill Lynch, Pierce, Fenner and Smith Inc. is the record-keeper for the Plan. Merrill Lynch Trust Company (Merrill Lynch) is the trustee, with the exception of the ESOP portion of the Plan, of which Bankers Trust Company is the trustee.

Note 3.  Major Accounting Policies

Security valuation - Mobil Common Stock is valued at the Plan's average sales price for the day (based on the New York Stock Exchange), on the day of valuation or, lacking any sales on that day, at the most recent bid quotation.

Mobil's ESOP Convertible Preferred Stock units (1/100th of a share) are stated at current value, which is the higher of the liquidation value or current market value. Liquidation value is the minimum price guaranteed by Mobil, $77.75 per unit. Current market value is defined as the average sales price for Mobil Common Stock as defined in the previous paragraph.

Long-Term Fixed Income Funds and the Merrill Lynch Floating Rate Long-Term Fixed Income Fund (LTFI)are stated at current value, which approximates fair value, representing the original cost, plus interest (based upon the crediting rates of the underlying contracts) reduced by transfers out and withdrawals.

The Aim Charter Fund, the Merrill Lynch Global Allocation Fund, the Merrill Lynch Institutional Fund, the Franklin U.S. Government Securities Fund, the MFS Emerging Growth Fund, the Templeton Foreign Fund and the Templeton Developing Markets Trust are publicly traded and valued at the closing sale price of the last business day of the Plan year.

The Jennison Fund and the Merrill Lynch Equity Index Trust are stated at current value, which approximates the fair value of the funds' underlying securities and encompass dividends, interest, gains and losses and administration fees in the values of each unit.

Participant loans represent the outstanding principal balances of the loans and are valued at cost, which approximates current value.

Additional descriptions of the investment choices in the Plan are available to the participants from Merrill Lynch.

               EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                      NOTES TO PLAN FINANCIAL STATEMENTS
                           JANUARY 31, 1996 AND 1997


Note 3.  Major Accounting Policies - continued

Investment income - Dividends from Mobil Common Stock are accrued on the ex-dividend date.

The minimum annual dividend on a unit of Mobil ESOP Convertible Preferred Stock accrues on a monthly basis, and is set at $6.00 per year. If the aggregate declared dividends on a share of Mobil Common Stock for the six months before a semi-annual dividend on the Mobil ESOP Convertible Preferred Stock exceed $3.00 per share, the semi-annual dividend on a unit of the Mobil ESOP Convertible Preferred Stock will be at least the same as such aggregate dividends on a share of Mobil Common Stock.

All other earnings are stated on an accrual basis. Investment income from all sources is stated net of investment management, trustee, audit and other third party fees of approximately $1,570,000 and $2,427,000 for the years ended January 31, 1996 and 1997, respectively.

Security transactions are recorded on a trade date basis. Realized and unrealized gains and losses are based on an average cost method.

Forfeitures - Amounts forfeited (non-vested Mobil contributions and accumulated earnings thereon) under the Plan are used to reduce Mobil contributions. Unapplied forfeitures at January 31 are accounted for as reductions in Mobil contributions.

Reclassifications - Certain amounts in the financial statements for the year ended January 31, 1996, have been reclassified to conform to the 1997 presentation.

Use of estimates - The preparation of the financial statements in accordance with generally accepted accounting principles requires Mobil to make certain estimates and assumptions affecting amounts in the financial statements. Actual results could differ from these estimates and assumptions.

Note 4.  Employee Stock Ownership Plan (ESOP)

In November 1989, the ESOP trust, supported by Mobil guarantees, privately placed $800,000,000 of floating interest rate notes due November 22, 2004, and used the proceeds to purchase 102,894 shares of Mobil ESOP Convertible Preferred Stock at a price equal to liquidation value, or $7,775 per share. Each share is convertible into 100 shares of Mobil Common Stock and is entitled to 100 votes.

On February 27, 1990, the ESOP trust issued and Mobil guaranteed $800,000,000 of 9.17% Sinking Fund Debentures due February 29, 2000, pursuant to Rule 415 under the Securities Act of 1933. The ESOP trust used the proceeds to retire the floating interest rate notes due November 22, 2004.

               EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                      NOTES TO PLAN FINANCIAL STATEMENTS
                           JANUARY 31, 1996 AND 1997


Note 4.  Employee Stock Ownership Plan (ESOP) - continued

The ESOP trust has a shelf registration on file with the Securities and Exchange Commission that would, as of January 31, 1997, permit the offer and sale of $190 million of debt securities, guaranteed by Mobil, pursuant to Rule 415. As of January 31, 1997, the ESOP trust issued and Mobil guaranteed an aggregate of $110 million of medium-term notes under this shelf registration. The proceeds of sale of these notes were used to retire identical principal amounts of existing debt, and the proceeds of the issue and sale of any other debt securities issued and sold under this shelf registration would be used for the same purpose. Interest on these medium-term notes is due semi-annually. A summary of these medium-term notes is as follows:

     Date of                      Interest      Maturity
     Issuance         Amount       Rate           Date

     2/28/94       $25,000,000     6.220%        2/28/02
     8/31/94        15,000,000     7.550%        2/28/02
     2/28/95        30,000,000     8.225%        8/31/04
     8/31/96        25,000,000     6.700%        8/31/00
     8/31/96        15,000,000     6.625%        2/28/01

Principal and interest payments on the debentures and medium term notes are due semi-annually. Fiscal year annual principal maturities are as follows:
$103,600,000 in 1998; $115,800,000 in 1999; $135,600,000 in 2000; $85,600,000 in
2001; $15,000,000 in 2002; and $70,000,000 thereafter. Only assets held in the ESOP trust are subject to recourse by creditors of the ESOP trust.

On February 28, 1997, the ESOP trust issued and Mobil guaranteed medium term notes of $25,000,000 at 6.25%, due August 31, 2001, and $10,000,000 at 6.30%,
due September 3, 2002.

The ESOP trust uses dividends on the Mobil ESOP Convertible Preferred Stock, together with contributions from Mobil, to repay the ESOP debt (principal and interest). The amount of ESOP debt repaid each Plan year results in the release of shares of Mobil ESOP Convertible Preferred Stock to be available for allocation to Plan participants' accounts. Mobil contributes semi-annually sufficient funds to ensure that each participant's account is credited with Mobil ESOP Convertible Preferred Stock as discussed in Note 1.

Plan participants earned 531,391 and 390,438 pay-based units of Mobil ESOP Convertible Preferred Stock, plus credit for fractional units, for the fiscal years ended January 31, 1996 and 1997, respectively. The aggregate fair values of these units were $53,492,407 in 1996 and $44,475,803 in 1997. In addition, Plan participants earn units of Mobil ESOP Convertible Preferred Stock equal to the value of the preferred dividends on units allocated to participant accounts. The units of Mobil ESOP Convertible Preferred Stock earned by dividends were 222,232 with a fair value of $22,365,354 in 1996, and 214,797 with a fair value of $24,513,138 in 1997.

               EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                      NOTES TO PLAN FINANCIAL STATEMENTS
                         JANUARY 31, 1996 AND 1997


Note 4.  Employee Stock Ownership Plan (ESOP) - continued

As of January 31, 1996 and 1997, the Plan held 5,240,436 and 4,635,201 units, respectively, of Mobil ESOP Convertible Preferred Stock, which have yet to be earned by employees. The current values of these unearned units were $580,378,287 in 1996 and $608,370,131 in 1997. Net assets available for benefits at January 31, 1996 and 1997, included unrealized gains on the unallocated units of $172,934,388 and $247,983,254, respectively, since the ESOP's inception.

Financial statements for the ESOP are included in the financial statements of the Plan. Summarized financial data for the ESOP are as follows:

                                                            1996       1997
                                                           (000's)    (000's)
At January 31:
Current value of Mobil ESOP Convertible Preferred Stock
  (shares outstanding 1996 - 92,383; 1997 - 87,786).....$1,023,141  $1,152,198

Company contribution receivable.........................   170,393     162,457
Dividends receivable....................................    22,985      21,878
Less:
  Accrued interest payable..............................    21,546      19,121
  Long-term debt........................................   577,700     525,600
                                                          --------    --------

Net assets available for benefits.......................  $617,273    $791,812
                                                          ========    ========

Year Ended January 31:
Company contributions...................................  $ 56,752    $ 39,347
Dividend income.........................................    55,930      53,353
Realized and unrealized gains on investments............   229,603     182,551
Less:
  Interest expense......................................    54,088      47,218
  Distributions to participants.........................    31,360      53,494
                                                          --------    --------

Net increase in net assets available for benefits........ $256,837    $174,539
                                                          ========    ========


Note 5.  Contributions and Distributions

Mobil's contributions are net of forfeitures of $559,010 and $650,123 for the years ended January 31, 1996 and 1997, respectively.

Transfers in include participant-initiated rollovers of certain distributions from other tax-qualified plans into the Savings Account, and the merger of other Mobil plans into the Plan (see Note 1).

The Plan provides for the payment of vested benefits upon termination, death, disability or retirement.

Effective June 1, 1995, the 401(k) hardship withdrawal provision was expanded to permit withdrawals to pay expenses for room and board as part of post-secondary education costs. Effective August 1, 1995, former employees and beneficiaries were granted the right to make partial withdrawals from their 401(k) and Savings Accounts, subject to the same rules as are applicable to active employees.

               EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                      NOTES TO PLAN FINANCIAL STATEMENTS
                           JANUARY 31, 1996 AND 1997


Note 6.  Participant Loans

The Plan allows participants to borrow against their accounts in the trust. Loan interest rates are reviewed quarterly and determined for new loans, if appropriate, based on the "Bank Prime Loan" rate for the last business day of the second preceding calendar month, as published in Federal Reserve Statistical Release H.15. The term of loans may be any monthly increment between 12 and 60 months.

Effective February 1, 1995, the limit on the maximum loan amount imposed by the rule that monthly repayment amounts cannot exceed 10% of base pay was removed. The maximum loan amount permitted is the lesser of (i) one-half the current value of the vested portion of the participant's account less any outstanding loan balance, or (ii) $50,000 less the maximum outstanding loan balance in the preceding twelve months.

The Plan was amended in 1996 to permit employees whose employment with Mobil was terminated as a result of the sale of operations in Nichols, Florida, the sale of the Consumer Products Division and Mobil Natural Gas Inc.'s asset sale and joint venture to continue repaying their outstanding loans in accordance with the existing repayment schedules.

Note 7.  Plan Investments

Investments in the Plan at January 31, 1996 were as follows:

                                              Number of               Current
                                                Shares      Cost       Value
                                               or Units    (000's)    (000's)

  Mobil Common Stock*.......................  17,689,088 $  995,629  $1,959,067
  Mobil ESOP Convertible Preferred Stock....      92,383    718,278   1,023,141
  Merrill Lynch Floating Rate Long-Term
    Fixed Income Fund....................... 569,412,660    569,413     569,413
  Jennison Equity Fund......................  14,471,579    328,846     566,562
  Merrill Lynch Institutional Fund.......... 147,102,417    147,102     147,102
  MFS Emerging Growth Fund..................   1,737,398     43,554      47,049
  Merrill Lynch Global Allocation Fund......   4,273,430     56,788      60,810
  Merrill Lynch Equity Index Trust..........     670,074     23,470      27,770
  Franklin U. S. Government Securities Fund.   8,073,080     54,662      56,269
  AIM Charter Fund..........................   3,409,019     32,823      34,602
  Templeton Foreign Fund....................   2,499,353     23,561      23,694
  Templeton Developing Markets Trust........     990,671     13,518      14,147
  Long-Term Fixed Income Funds:
       Restricted Option 12.................   7,253,784     73,702     110,838
       Restricted Option 13.................  11,165,106    112,560     148,161

  Participant Loans.........................        -        92,905      92,905
                                                         ----------  ----------

     Total investments                                   $3,286,811  $4,881,530
                                                         ==========  ==========

* Represents 4.5% of the 394,316,934 shares outstanding at January 31, 1996.

               EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                      NOTES TO PLAN FINANCIAL STATEMENTS
                           JANUARY 31, 1996 AND 1997


Note 7.  Plan Investments - continued

Investments in the Plan as of January 31, 1997 were as follows:

                                              Number of               Current
                                                Shares      Cost       Value
                                               or Units    (000's)    (000's)

  Mobil Common Stock*.......................  15,046,411 $  916,836  $1,974,841
  Mobil ESOP Convertible Preferred Stock....      87,786    682,536   1,152,198
  Merrill Lynch Floating Rate Long-Term
    Fixed Income Fund....................... 799,352,060    799,352     799,352
  Jennison Equity Fund......................  14,070,613    359,106     710,285
  Merrill Lynch Institutional Fund.......... 147,357,803    147,358     147,358
  MFS Emerging Growth Fund..................   3,502,381     98,987     112,356
  Merrill Lynch Global Allocation Fund......   5,571,731     76,935      82,517
  Merrill Lynch Equity Index Trust..........   1,149,616     47,235      60,038
  Franklin U.S. Government Securities Fund..   8,383,658     56,606      56,841
  AIM Charter Fund..........................   4,828,425     49,430      56,541
  Templeton Foreign Fund....................   5,073,095     49,537      53,268
  Templeton Developing Markets Trust........   2,105,973     30,886      34,896
  Participant Loans.........................        -        87,277      87,277
                                                         ----------  ----------

                                                         $3,402,081  $5,327,768


* Represents 3.8% of the 394,130,120 shares outstanding at January 31, 1997.

Additional investments in Restricted Options 12 and 13 are not permitted. The contractually agreed annual effective interest yields were: 8.69% through June 30, 1996 for Restricted Option 12 and 7.18% through January 2, 1997 for Restricted Option 13.

The average crediting interest rate of the Merrill Lynch Floating Rate Long-Term Fixed Income Fund for the years ended January 31, 1996 and 1997 was 6.6% and 6.5%, respectively. The annualized crediting interest rate at January 31, 1996 and 1997 was 6.6% and 6.5%, respectively. Crediting rates fluctuate with the activities of the underlying contracts. This investment choice has no fixed term nor a minimum crediting interest rate in that context.

At January 31, 1996 and 1997, the percentage of the Plan's net assets that were investments in or receivables from Mobil was 71% and 66%, respectively.

On January 31, 1997, Mobil's directors authorized a two for one split of Mobil Common Stock and a 100% dividend on the Mobil ESOP Convertible Preferred Stock, subject to shareholder approval in May 1997. If the shareholders give this approval, the dividend rate on and the liquidation price of the Mobil ESOP Convertible Preferred Stock will be cut in half. The record date for the split of the Mobil Common Stock and the 100% dividend on the Mobil ESOP Convertible Preferred Stock will be May 20, 1997.

               EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                      NOTES TO PLAN FINANCIAL STATEMENTS
                           JANUARY 31, 1996 AND 1997


Note 8.  Investment Income

Total investment income, including realized and unrealized gains and losses, was as follows:

                                                   1996        1997
                                                  (000's)     (000's)

Mobil Common Stock............................. $  516,905    $407,337
Mobil ESOP Convertible Preferred Stock.........    285,533     235,902
Merrill Lynch Floating Rate Long-Term Fixed
  Income Fund..................................     29,048      38,925
Jennison Equity Fund...........................    146,317     160,795
Merrill Lynch Institutional Fund...............      9,557       7,550
MFS Emerging Growth Fund.......................      3,823      13,611
Merrill Lynch Global Allocation Fund...........     10,892      10,002
Merrill Lynch Equity Index Trust...............      4,638      10,449
Franklin U.S. Government Securities Fund.......      5,109       2,436
AIM Charter Fund...............................      5,127       9,990
Templeton Foreign Fund.........................        917       5,851
Templeton Developing Markets Trust.............        848       4,606
Long-Term Fixed Income Funds:
     Restricted Option 10......................     13,041        -
     Restricted Option 11......................      4,346        -
     Restricted Option 12......................      9,265       3,769
     Restricted Option 13......................     10,443       9,285
Participant loans & other......................      6,850       7,311
                                                ----------    --------

                                                $1,062,659    $927,819

Note 9.  Tax Status

On October 12, 1995, the Internal Revenue Service (IRS) determined that the Plan, as amended to include the ESOP, continued to be a qualified plan under
Section 401(a) of the Internal Revenue Code (the Code), that the ESOP portion qualifies as an employee stock ownership plan under section 4975(e)(7) of the Code, and that the Trust thereunder (the Trust) is exempt from Federal income tax under Section 501(a) of the Code.

Note 10.  Plan Termination

While Mobil has not expressed an intent to terminate the Plan, it may do so at any time, subject to the provisions of the Employee Retirement Income Security Act (ERISA). In the event the Plan is terminated, all participants will become fully vested in their accounts and the net assets of the Plan shall be distributed among the participants in accordance with ERISA.





                            SUPPLEMENTAL INFORMATION
                 EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                JANUARY 31, 1997
                                           Description of Investment,                       CURRENT
Identity of Issue, Borrower,               Including Maturity Date, Rate of      COST        VALUE
  Lessor or Similar Party                  Interest, Par or Maturity Value      (000's)     (000's)
----------------------------------------------------------------------------------------------------
Corporate Stocks:
  Mobil Common Stock*                      15,046,411 shares                  $ 916,836  $1,974,841
  Mobil ESOP Convertible
    Preferred Stock*                           87,786 shares                    682,536   1,152,198

Registered Investment Companies:
  Merrill Lynch Institutional Fund*       147,357,803 shares                    147,358     147,358

Common Collective Trusts:
  Massachusetts Financial Services Company
    MFS Emerging Growth Fund                3,502,381 shares                     98,987     112,356
  Merrill Lynch Global Allocation Fund*     5,571,731 shares                     76,935      82,517
  Merrill Lynch Equity Index Trust*         1,149,616 shares                     47,235      60,038
  Franklin Custodian Funds, Inc. Franklin
    U.S. Government Securities Fund         8,383,568 shares                     56,606      56,841
  AIM Charter Fund                          4,828,425 shares                     49,430      56,541
  Franklin Templeton Group Templeton
    Foreign Fund                            5,073,095 shares                     49,537      53,268
  Franklin Templeton Group Templeton
    Developing Markets Trust                2,105,973 shares                     30,886      34,896

Other investments:
  Jennison Associates Capital Corporation
    Jennison Equity Fund                   14,070,613 units                     359,106     710,285
  Merrill Lynch Floating Rate
    Long-Term Fixed Income Fund*          799,352,060 shares                    799,352     799,352

Participant loans, 6.0% to 9.0% interest rate range*                             87,277      87,277
                                                                             ----------  ----------

                                                                             $3,402,081  $5,327,768

*  Party-in-interest as defined by ERISA

                                                          - 12 -


                            SUPPLEMENTAL INFORMATION
                 EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                           YEAR ENDED JANUARY 31, 1997
                                                                Expense               Current
                                                                Incurred              Value at      Net
Identity                           Purchase   Selling  Lease      With      Cost of   Transaction  Gain
of Party                           Price**    Price**  Rental  Transaction   Asset    Date        (Loss)
Involved    Description of Asset   (000's)    (000's)  (000's)   (000's)    (000's)   (000's)     (000's)
----------------------------------------------------------------------------------------------------------
Series of Transactions (Category iii)

Mobil*        Mobil Common Stock
              1,020 Purchases      $348,313                                 $348,313
              1,095 Sales                     $392,260                       310,915  $392,260    $ 81,345

Merrill       Merrill Lynch Floating
Lynch*        Rate LTFI
              1,088 Purchases       654,901                                  654,901
              1,022 Sales                      425,981                       425,981   425,981        -



* Party-in-interest as defined by ERISA
There were no category (i), (ii) or (iv) reportable transactions for the fiscal year.



                                                                          - 13 -

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, Mobil Oil Corporation, the administrator of the Employees Savings Plan of Mobil Oil Corporation, has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.



EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION


                                   MOBIL OIL CORPORATION





BY                                 /s/ GORDON G. GARNEY
NAME AND TITLE                     Gordon G. Garney, Senior
                                   Assistant Secretary
DATE                               May 9, 1997

                                EXHIBIT INDEX


EXHIBIT                                                 SUBMISSION MEDIA


23. Consent of Ernst & Young LLP,                       Electronic
    Independent Auditors,
    dated May 2, 1997.

                                   - 15 -
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